The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Stock code: 8282)

DISCLOSEABLE TRANSACTION

Joint Venture with eBay in the People’s Republic of China
Resumption of trading of shares

The Board is pleased to announce that on 20 December 2006, TOM Online entered into the Deed with eBay International AG, an independent third party, under which, the parties have agreed to invest in the Joint Venture, which will carry on the business of owning and operating in the PRC of a mobile and
Internet-based marketplace. Immediately after Closing, the Joint Venture will be owned as to 51% by TOM Online and as to 49% by eBay International AG.
The signing of the Deed constitutes a discloseable transaction of TOM Online under Chapter 19 of the GEM Listing Rules. A circular containing details of the
Joint Venture will be dispatched to the shareholders of TOM Online as soon as practicable.
The Board noted yesterday’s increases in the price of the shares of TOM Online and wishes to state that the Board is not aware of any reasons for such increases other than the transactions as disclosed in this announcement.
At the request of TOM Online, trading in the shares of TOM Online was temporarily suspended with effect from 2:30 p.m. on 19 December 2006 pending publication of this announcement. Application has been made to the Stock
Exchange for the resumption of trading in the shares of TOM Online with effect from 9:30 a.m. on 20 December 2006.

THE DEED

Date:	20 December 2006

Parties	:	1. TOM Online

2. eBay International AG

3.	The Joint Venture

4.	eBay Inc.

Investment in the Joint Venture

Pursuant to the Deed, TOM Online and eBay International AG have agreed to invest in and operate the Joint Venture which will carry on the business of owning and operating in the PRC of a mobile and Internet-based marketplace (“Business”).

Immediately after Closing, the Joint Venture will be owned as to 51% by TOM Online and 49% by eBay International AG. After Closing, the Joint Venture will be treated as a jointly controlled entity of TOM Online and eBay International AG. Subject to the review of TOM Online’s auditors, TOM Online will equity account for the results of the Joint Venture.

The board of directors of the Joint Venture will consist of 6 members. Each of TOM Online and eBay International AG is entitled to nominate 3 persons as directors of the Joint Venture. The post of the chairman of the Joint Venture Group shall be held in alternative years between a director nominated by TOM Online and a director nominated by eBay International AG. The first chairman shall be a director nominated by TOM Online for a term of one year.

eBay International AG will transfer or procure the transfer of all of the equity interests in EENIS to a member of the Joint Venture Group.

Initial Funding

1.	At Closing, eBay International AG will provide an initial funding of US$40 million in cash in the form of capital of the Joint Venture.

2.	At Closing, TOM Online will enter into a shareholder’s loan agreement with the Joint Venture, under which, TOM Online will provide a shareholder’s loan in the amount of US$20 million to the Joint Venture. In addition, TOM Online will provide the contributions as stated in the section headed “Shareholders’ contributions” below.

3.	If the funding from eBay International AG and TOM Online (as described in paragraphs 1 and 2 above) have been fully utilized, additional funding in the form of shareholders’ loans, the aggregate amount of which shall not exceed US$10 million, will be provided by eBay International AG and TOM Online in equal proportions if additional funding is required by the Joint Venture and mutually agreed by both parties.

The Platform

It is intended that the Joint Venture will design, develop, launch and operate a new online platform, which will be branded TOM EACHNET and/or TOM ©ö1/2ì, to support the Business.

Shareholders’ contributions

1.	eBay International AG will, inter alia, transfer or license to the Joint Venture Group certain trademarks and domain names for the operation of the Business and the Platform and will also provide certain transitional services to the Joint Venture.

2.	TOM Online will as part of its contribution to the Joint Venture, inter alia, provide leadership and management services related to (but not limited to) business strategy, regulatory compliance, sales and marketing, recruitment and training, and business operations for the operation of the Platform and the Business, leverage its user base to facilitate effective user acquisition for the Platform by marketing the Platform to TOM Online’s online and mobile users, integrate certain channels of TOM Online’s portal with various product categories of the Business and provide prominent link for e-commerce and auction at the top of TOM Online’s portal pages to the new Platform.

Structure chart of the Joint Venture Group immediately before Closing

eBay Inc.

100%

eBay International AG

100% 100%

EENIS

Joint Venture

Structure chart of the Joint Venture Group immediately after Closing

eBay Inc.

TOM Online

100%

eBay International AG

49% 51%

Joint Venture

100% (through a member of the Joint Venture Group)

EENIS

Call option, Put option and Winding-up Option

If a shareholder of the Joint Venture (“Defaulting Shareholder”) commits an Event of Default (as defined below), the Defaulting Shareholder is entitled to certain termination rights, including, depending on the Event of Default in question, a put, call or wind-down.

“Event of Default” includes a Material Breach of the Deed, a Negative Brand Impact, the insolvency of a shareholder of the Joint Venture, or the insolvency or voluntary dissolution of the Joint Venture.

Each of the Events of Default are associated with certain put, call or wind-down rights that may be exercised by the Defaulting Party or the Non-Defaulting Party, as the case may be. In each case, the put and call may be exercised at a price equal to the equity based calculation of the fair market value of the Joint Venture as determined by 3 independent internationally recognised investment bankers in the manner as agreed by the parties or a discount thereto.

Conditions precedent

The Deed is conditional upon, among other things, the following conditions (“Conditions”) having been fulfilled or waived no later than 31 January 2007 (or such other date as TOM Online and eBay International AG may agree in writing):

(a)	the obtaining of all necessary PRC governmental investment approvals for the transaction; and

(b)	the execution and delivery of the ancillary agreements of the Deed by all of the parties thereto.

Closing

Closing will take place on the Business Day immediately after the fulfilment or waiver (as the case may be) of all of the Conditions, currently anticipated to be 2 January 2007, (or such later date as TOM Online and eBay International AG may agree in writing).

INFORMATION ON THE JOINT VENTURE AND EENIS

The Joint Venture is a company incorporated in the British Virgin Islands with limited liability on 12 September 2006. As at the date of the Deed, the Joint Venture is wholly-owned by eBay International AG. Pursuant to the Deed, the Joint Venture will be owned as to 51% by TOM Online and as to 49% by eBay International AG at Closing. As the Joint Venture is dormant since its incorporation, therefore no financial information for the past two years is available.

The parties’ respective shareholding percentages in the Joint Venture reflect their commercial agreement in respect of the same.  eBay is of the view that TOM Online is a valuable joint venture partner and will be able to bring to the Joint Venture their valuable China market knowledge and leverage their active user base, to foster synergy among user communities and distribution channels so as to create enhanced online and mobile trading platforms for buyers and sellers in China.

EENIS is a wholly owned foreign enterprise incorporated in the PRC. As at the date of the Deed, EENIS is wholly-owned by eBay International AG. EENIS is engaged in the business of operating the Eachnet Site. Pursuant to the Deed, the entire equity interest in EENIS will be transferred to a member of the Joint Venture Group.

Based on the unaudited management account prepared in accordance with PRC GAAP of EENIS, the unaudited loss both before and after tax of EENIS for the period from 5 July 2004 (date of incorporation) to 31 December 2004 were approximately RMB30,584,993 and approximately RMB30,584,993, respectively. Based on the unaudited management account prepared in accordance with PRC GAAP of EENIS, the unaudited loss both before and after tax of EENIS for the year ended 31 December 2005 were approximately RMB68,205,201 and approximately RMB68,205,201, respectively. The unaudited net asset of EENIS as at 31 October 2006 was approximately RMB144,273,877.

REASONS FOR ENTERING INTO THE DEED

The new Platform will bring enhanced online and mobile opportunities to buyers and sellers in the PRC, evolving eBay’s participation in the PRC and extending TOM Online’s wireless service portfolio into m-commerce. Upon the launch of the new Platform, eBay Eachnet users will be invited to transition to the new site, and TOM Online will work to deliver its user traffic to the site as well.

The Board (including the independent non-executive Directors) believes that the Joint Venture will enable TOM Online to enlarge its market share in the wireless Internet market and increase its revenues from wireless Internet services.

The Board (including the independent non-executive Directors) considers that the Deed is entered into on normal commercial terms in the ordinary and usual course of business of TOM Online, and that the terms of the Deed are fair and reasonable and in the interests of TOM Online so far as the shareholders of TOM Online are concerned.

DISCLOSEABLE TRANSACTION

The signing of the Deed constitutes a discloseable transaction of TOM Online under Chapter 19 of the GEM Listing Rules. A circular containing further details of the Joint Venture will be dispatched to the shareholders of TOM Online as soon as practicable.

GENERAL

TOM Online is an internet company in the PRC providing value-added multimedia products and services. It delivers its products and services from its Internet portal to its users both through their mobile phones and through its websites. Its primary business activities include wireless value-added services, online advertising and commercial enterprise solutions.

TOM Online has noted yesterday’s increases in the price of the shares of TOM Online and wishes to state that we are not aware of any reasons for such increases other than the transactions as disclosed in this announcement.

Except for the transactions as disclosed in this announcement, we also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Chapters 19 to 20 of the GEM Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by Rule 17.10 of the GEM Listing Rules.

At the request of TOM Online, trading in the shares of TOM Online was temporarily suspended with effect from 2:30 p.m. on 19 December 2006 pending publication of this announcement. Application has been made to the Stock Exchange for the resumption of trading in the shares of TOM Online with effect from 9:30 a.m. on 20 December 2006.

DEFINITIONS

“Board”	means the board of directors of TOM Online

“Business Day”	means a day on which banks are generally open for business in the PRC and the U.S. and which is not a Saturday, a Sunday or a public holiday in the PRC or the U.S.

“Closing”	means the completion of the transactions contemplated under the Deed

“Deed”	means the joint venture deed dated 20 December 2006 entered into between TOM Online, eBay International AG, the Joint Venture and eBay

Inc.

“Director(s)”	means the directors of TOM Online

“Eachnet”	means eBay International AG’s online platform and operations for the

PRC, in operation as at the date hereof

“Eachnet Site”	means the Eachnet site hosted by eBay International AG at URL

www.ebay.com.cn, which is currently operated by EENIS

“eBay Inc.”	means eBay Inc., a company incorporated in the State of Delaware, the

U.S. with limited liability. eBay Inc. is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of TOM Online or any of their respective associates and not a connected person (as defined in the

GEM Listing Rules) of TOM Online

means eBay International AG, a company incorporated in Switzerland with limited liability. As at the date of the Deed, eBay

International AG is owned by eBay Inc. eBay International AG is independent of and not connected with any of the directors, chief executives, substantial shareholders or management shareholders of

“eBay International	TOM Online or any of their respective associates and not a connected

AG”	person (as defined in the GEM Listing Rules) of TOM Online

“EENIS”	means eBay Eachnet Network Information Services (Shanghai) Co. Ltd.,

a wholly owned foreign enterprise incorporated in the PRC and is wholly-owned by eBay International AG

“GEM”	means the Growth Enterprise Market of the Stock Exchange

“GEM Listing Rules”	means the Rules Governing the Listing of Securities on GEM

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC

“Joint Venture”	means eBay PRC Holdings (BVI) Inc., a company incorporated in the BVI with limited liability. As at the date hereof, the Joint Venture is a wholly-owned subsidiary of eBay International AG

“Joint Venture Group”	means the Joint Venture and its subsidiaries

“Material Breach”	means a breach of the Deed resulting from, among other things,

failure to meet certain milestones related to the development of and migration to the Platform, failure to fund the Joint Venture, and failure to comply with certain non-compete obligations

means certain defined circumstances that may cause tarnishment or

“Negative Brand	other detrimental impact on the eBay brand as a result of the

Impact”	operation of the Platform

“Platform”	means the new online platform to be operated by the Joint Venture

Group

“PRC”	means the People’s Republic of China

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“TOM Online”	means TOM Online Inc., a company incorporated in the Cayman Islands with limited liability and whose shares are listed on GEM

“U.S.”	means United States of America

“US$”	means U.S. dollars, the lawful currency of the U.S.

By Order of the Board TOM ONLINE INC. Pessy Yu Company Secretary

Hong Kong, 20 December 2006

As at the date thereof, the directors of TOM Online are:

Executive Directors:	Non-executive Directors: Independent non-executive Directors:
Mr. Wang Lei Lei	Mr. Frank Sixt (Chairman) Mr. Gordon Kwong

Mr. Jay Chang Ms. Tommei Tong (Vice Chairman) Mr. Ma Wei Hua

Mr. Peter Schloss Ms. Elaine Feng Mr. Fan Tai	Ms. Angela MakDr. Lo Ka Shui Alternate director:
Mrs. Susan Chow (Alternate to Mr. Frank Sixt)

This announcement, for which the directors of TOM Online collectively and individually accept full responsibility, includes particulars given in compliance with the GEM Listing Rules for the purpose of giving information with regard to TOM Online. The directors of TOM Online, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief: (i) the information contained in this announcement is accurate and complete in all material respects and not misleading; (ii) there are no other matters the omission of which would make any statements in this announcement misleading; and (iii) all opinions expressed in this announcement have been arrived at after due and careful consideration and are founded on bases and assumptions that are fair and reasonable.

This announcement will remain on the GEM website at www.hkgem.com on the “Latest Joint Venture Announcements” page for at least 7 days from the date of its posting and on the website of TOM Online at www.tom.com.

• for identification purpose